EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

The company has been notified by the ISA, and it is hereby reporting that the ISA’s investigation (as previously disclosed on June 20, 2017 and  in subsequent reports  on June 22 and June 23, 2017) has been expanded and it now reportedly also relates to suspicions of violations of the Israeli Securities Law and Penal Law of transactions to provide space related communications between DBS and Spacecom Ltd, a corporation under control of the Company’s controlling shareholder.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.